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                           April 23, 2024

       James Cacioppo
       Chief Executive Officer
       Jushi Holdings Inc.
       301 Yamato Road, Suite 3250
       Boca Raton, FL 33431

                                                        Re: Jushi Holdings Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 16,
2024
                                                            File No. 333-278728

       Dear James Cacioppo:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Dickerson at 202-551-8013 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              W. Stuart Ogg, Esq.